Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-279151

Supplementing the Prospectus Supplement

dated May 6, 2024 (to Prospectus dated May 6, 2024)

AIR LEASE CORPORATION

$600,000,000 5.300% MEDIUM-TERM NOTES, SERIES A, DUE JUNE 25, 2026

$600,000,000 5.200% MEDIUM-TERM NOTES, SERIES A, DUE JULY 15, 2031

PRICING TERM SHEET

DATE: JUNE 17, 2024

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable) Fitch Ratings: BBB (stable) Kroll Bond Rating Agency: A- (stable)

Security Description:	5.300% Medium-Term Notes, Series A, due June 25, 2026 (the “2026 Notes”) 5.200% Medium-Term Notes, Series A, due July 15, 2031 (the “2031 Notes” and, together with the 2026 Notes, the “Notes”)

CUSIP:	2026 Notes: 00914AAW2 2031 Notes: 00914AAX0

ISIN:	2026 Notes: US00914AAW27 2031 Notes: US00914AAX00

Principal Amount:	$600,000,000 of the 2026 Notes $600,000,000 of the 2031 Notes

Underwriting Discount:	0.400% per 2026 Note 0.625% per 2031 Note

Net Proceeds (before expenses):	2026 Notes: $595,074,000 2031 Notes: $586,122,000

Trade Date:	June 17, 2024

Settlement Date:

June 25, 2024 (T+5)

The Issuer expects that delivery of the Notes will be made to investors on the Settlement Date, which will be the fifth business day (as defined in the Exchange Act) following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are currently required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next succeeding three business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	2026 Notes: June 25, 2026 2031 Notes: July 15, 2031

Coupon:	2026 Notes: 5.300% 2031 Notes: 5.200%

Issue Price:	2026 Notes: 99.579% of principal amount 2031 Notes: 98.312% of principal amount

Interest Calculation:	2026 Notes: Regular Fixed Rate Note 2031 Notes: Regular Fixed Rate Note

Benchmark Treasury:	2026 Notes: UST 4.875% due May 31, 2026 2031 Notes: UST 4.625% due May 31, 2031

Benchmark Treasury Spot / Yield:	2026 Notes: 100-07 / 4.755% 2031 Notes: 102-03+ / 4.271%

Spread to Benchmark Treasury:	2026 Notes: +77 basis points 2031 Notes: +122 basis points

Yield to Maturity:	2026 Notes: 5.525% 2031 Notes: 5.491%

Interest Payment Frequency:	2026 Notes: Semi-annual 2031 Notes: Semi-annual

Interest Payment Dates:	2026 Notes: June 25 and December 25, beginning December 25, 2024 and ending at Maturity 2031 Notes: January 15 and July 15, beginning January 15, 2025, (long first coupon) and ending at Maturity

Regular Record Dates:

2026 Notes: Every June 10 and December 10, whether or not a Business Day, immediately preceding the related Interest Payment Date

2031 Notes: Every January 1 and July 1, whether or not a Business Day, immediately preceding the related Interest Payment Date

Day Count Fraction:	2026 Notes: 30/360 2031 Notes: 30/360

Business Day Convention:	2026 Notes: Following 2031 Notes: Following

Business Days:

2026 Notes: Each day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

2031 Notes: Each day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Optional Redemption:

2026 Notes: Not Applicable

2031 Notes:

Prior to May 15, 2031 (the “2031 Notes Par Call Date”), we may redeem the 2031 Notes, at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2031 Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the 2031 Notes Par Call Date, we may redeem the 2031 Notes, at our option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the aggregate principal amount of the 2031 Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2031 Notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the 2031 Notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third Business Day preceding the redemption date H.15 or any successor designation or publication is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2031 Notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2031 Notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2031 Notes Par Call Date, one with a maturity date preceding the 2031 Notes Par Call Date and one with a maturity date following the 2031 Notes Par Call Date, we shall select the United States Treasury security with a maturity date preceding the 2031 Notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2031 Notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more

United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Change of Control Repurchase Event:

2026 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to but excluding the date of purchase.

2031 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to but excluding the date of purchase.

Denominations/Multiples:	2026 Notes: $2,000 x $1,000 2031 Notes: $2,000 x $1,000

Governing Law:	2026 Notes: New York 2031 Notes: New York

Joint Book-Running Managers:

2026 Notes:

BofA Securities, Inc.

Fifth Third Securities, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

BMO Capital Markets Corp.

J.P. Morgan Securities LLC

2031 Notes:

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

TD Securities (USA) LLC

BofA Securities, Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Deutsche Bank Securities Inc.

Emirates NBD Bank PJSC

Fifth Third Securities, Inc.

Lloyds Securities Inc.

Loop Capital Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

BBVA Securities Inc.

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

NatWest Markets Securities Inc.

Regions Securities LLC Arab Banking Corporation B.S.C. Huntington Securities, Inc. Mischler Financial Group, Inc. M&T Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	2026 Notes: BBVA Securities Inc. Loop Capital Markets LLC 2031 Notes: Academy Securities, Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included and incorporated by reference in the related prospectus supplement dated May 6, 2024 and the related prospectus dated May 6, 2024.

The Issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus and the related prospectus supplement if you request them by contacting: (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) Fifth Third Securities, Inc. (only with respect to the 2026 Notes) at (866) 531-5353, (iii) Truist Securities, Inc. (only with respect to the 2026 Notes) at (404) 926-5625, (iv) U.S. Bancorp Investments, Inc. (only with respect to the 2026 Notes) at (877) 558-2607, (v) BMO Capital Markets Corp. (only with respect to the 2026 Notes) toll-free at (866) 864-7760, (vi) BNP Paribas Securities Corp. (only with respect to the 2031 Notes) toll-free at (800) 854-5674, (vii) J.P. Morgan Securities LLC collect at (212) 834-4533, (viii) KeyBanc Capital Markets Inc. (only with respect to the 2031 Notes) at (866) 227-6479 and (ix) TD Securities (USA) LLC (only with respect to the 2031 Notes) toll-free at (855) 495-9846.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.